Exhibit 12

The Williams Companies, Inc.

Computation of Ratio of Earnings to Fixed Charges

Nine months ended September 30, 2011
(Millions)
Earnings:
Income from continuing operations before income taxes	$1,233
Less: Equity earnings, excluding proportionate share from 50% owned investees and unconsolidated majority-owned investees	(44)

Income from continuing operations before income taxes and equity earnings	1,189

Add:
Fixed charges:
Interest accrued, including proportionate share from 50% owned investees and unconsolidated majority-owned investees (a)	493
Rental expense representative of interest factor	10

Total fixed charges	503

Distributed income of equity-method investees, excluding proportionate share from 50% owned investees and unconsolidated majority-owned investees	40

Less:
Capitalized interest	(29)

Total earnings as adjusted	$1,703

Fixed charges	$503

Ratio of earnings to fixed charges	3.39

(a)	Does not include interest related to income taxes, including interest related to liabilities for uncertain tax positions, which is included in provision (benefit) for income taxes in our Consolidated Statement of Operations.